Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

September 24, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Lily Dang
Mr. Karl Hiller
Mr. Sean Donahue
Ms. Anne Nguyen Parker

Re:	Vantage Drilling Company

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Form 10-K/A for Fiscal Year Ended December 31, 2009

Filed April 30, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 9, 2010

Preliminary Proxy Statement on Schedule 14A

Filed August 13, 2010

File No. 1-34094

Dear Messrs. Schwall, Hiller and Donahue and Mss. Dang and Nguyen Parker:

This letter is in response to your letter dated September 14, 2010, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), and our subsequent conference call relating to the above referenced annual report on Form 10-K, as amended (the “10-K” and the “10-K/A”), quarterly report on Form 10-Q (the “10-Q”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. Please be advised that at a recent meeting, the Company’s board of directors (the “Board”) approved a proposal to increase the Company’s authorized ordinary share capital. Accordingly, the Company is filing revised preliminary proxy materials which include a new proposal for shareholders to approve this increase and, where applicable, revisions in response to Comments 8 through 11 of your letter. The Company is also sending to the Staff, by Federal Express, three (3) copies of the amended Proxy Statement, filed today with the Commission, marked to show changes from the initial filing.

U.S. Securities & Exchange Commission

September 24, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Comment. Please provide us with an analysis as to whether you are required to file as exhibits any agreements with:

•	the three customers that accounted for more than 10% of your consolidated revenues; and

•	Strand Energy.

Response. Pursuant to Item 601(b)(10) of Regulation S-K, the Company must file material contracts with its annual report on Form 10-K and with certain other filings, as applicable, including its quarterly reports on Form 10-Q, for the reporting period during which the Company enters into a material contract. The Company has entered into agreements in the ordinary course of business with the three customers that accounted for more than 10% of its consolidated revenues in fiscal year 2009. According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the Company, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Subsections (A), (C), and (D) are inapplicable to the subject agreements. Subsection (B) requires the filing of any contract upon which the Company’s business is substantially dependent. Based upon historical and current utilization rates and backlog, the Company does not believe that any of the subject agreements were contracts upon which the Company’s business was substantially dependent. If one of the agreements would have been cancelled or suspended, the Company believes that it would have been able to (x) start work on the next contract for the rig or (y) market the rig for replacement work in the interim, thus mitigating any losses as a result of such cancellation or suspension. Furthermore, the reason that those agreements accounted for more than 10% of the Company’s consolidated revenues in fiscal year 2009 is due to the relatively small size of the Company’s owned fleet (four rigs at the time of the filing of the 10-K). Additionally, a majority of the Company’s drilling contracts, including the subject agreements, provide that in the case of early termination of such contracts, the other party is subject to a cancellation penalty equal to substantially all of the remaining committed portion of the contract.

As the Company does not believe that its business is substantially dependent upon the agreements with these customers and they were entered into in the ordinary course of

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September 24, 2010

business, the Company does not believe that the subject agreements are material contracts and required to be filed pursuant to Item 601(b)(10). The Company believes that its current disclosure regarding its drilling contracts is consistent with industry norms and summarizes the material terms of these contracts (including the geographic region where the rig is or will be operating, contract duration, commencement date and average revenue per day) and the Company will continue to periodically review how it discloses the material terms of the drilling contracts to ensure meaningful information is being provided to investors.

The Company will file the consulting agreement with Strand Energy as an exhibit to its next quarterly report on Form 10-Q or a current report on Form 8-K promptly after clearing the comments of the Staff.

2.	Comment. In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that one of your rigs is involved in an explosion or similar event in any of your offshore locations. For example, and without limitation, please address the following:

•	Disclose the applicable policy limits related to your insurance coverage;

•	Disclose your related indemnification obligations and those of your customers, if applicable;

•

Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

•	Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	Provide further detail on the risks for which you are insured for your offshore operations.

Response. In light of the recent events involving the offshore drilling industry in the Gulf of Mexico and in connection with a recent private offering, the Company reviewed its filings with the Commission to ensure that it had disclosed all of the material information regarding its potential liability in the event of a similar incident and filed a current report on Form 8-K on July 19, 2010 which included updated disclosure. The Company believes that this Form 8-K disclosed all material information, and updated previous disclosure, specifically in light of the fact that the Company does not currently operate in the U.S. Gulf of Mexico and has not performed work under any contract in this area to date.

U.S. Securities & Exchange Commission

September 24, 2010

In order to protect against risks to its business that may arise from time to time, the Company maintains a global insurance program that provides insurance coverage for the Company and all of its subsidiaries. The global insurance program includes coverage for pollution-related liability up to designated limits for ownership and operations of its vessels offshore. In addition, the Company maintains excess liability coverage for its rigs that provides additional coverage in the event that initial liability limits are exceeded. The Company regularly evaluates the coverage provided by its global insurance program, and based on its most recent evaluation, which was conducted in the weeks following the explosion of the Deepwater Horizon, the Company believes that its current insurance program provides sufficient coverage for liability claims that could be reasonably anticipated in the event of a catastrophic incident involving one or more of its rigs. Further, as part of the global insurance program for its offshore operations, the Company maintains coverage to protect against a number of risks, including coverage for the damage or destruction of one or more of its rigs, the loss of revenues that may be incurred as a result of rig damage or destruction, aviation liability coverage, and workers’ compensation coverage. Additionally, the Company’s contracts with its customers typically include “knock for knock” indemnity, such that each party assumes responsibility for the employees within their respective company group and provides indemnification to the other party accordingly.

The Company will continue to review its disclosure and will update and revise its disclosure in future filings as warranted, based on a variety of factors including regulatory changes in the jurisdictions where it operates, changes in the jurisdictions where it operates and industry wide changes.

3.	Comment. In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations.

Response. Although the Company’s liability for the environmental consequences of pollution is limited by the provisions of its drilling contracts, the Company has also adopted a set of policies and procedures which serve to minimize the environmental harm from the Company’s operations. These policies and procedures require all Company installations and facilities to prepare and implement emergency procedures in order to respond effectively to any loss of containment of hydrocarbons, chemicals or other potentially pollutant substances. In accordance with these policies and procedures, the Company (i) performs environmental monitoring and (ii) trains employees concerning environmental awareness.

U.S. Securities & Exchange Commission

September 24, 2010

Financial Statements

Note 2 – Basis of Presentation and Significant Accounting Policies, page 55

Fair Value of Financial Instruments, page 57

4.	Comment. We note your disclosure on page 58 stating that you believe the debt carrying amounts for the Aquamarine Driller and the Topaz Driller approximate their current fair values. Please expand your disclosure to clarify how you reached this conclusion, taking into consideration that the debts for the Aquamarine Driller and the Topaz Driller carry fixed interest rates of 15% and 13 1/2%, respectively.

Response. For purposes of evaluating the fair market value of these notes, the Company relied on management’s estimates. The Aquamarine Driller loan is not tradable and has features which do not allow for comparison to other financial instruments as market comparable instruments. In addition to the 15% cash interest, the note accretes principal based on an amortization schedule resulting in the note having a value of $140.0 million at maturity. The Company is recognizing the accretion in its consolidated financial statements based on this amortization schedule. While the cash interest component of the loan may fluctuate in relation to market comparables, other financial ratios used as an indicator of market value such as loan to value and cash flow coverage are fluctuating independent of any benchmark rate. Until such time as market conditions materially indicate otherwise, the Company believes that the best estimate of the market value of the loan is the recorded amounts consistent with the amortization schedule.

The notes for the Topaz Driller loan were issued on December 23, 2009 in a Rule 144A transaction and were not anticipated to be publicly registered or traded. As of December 31, 2009, the Company did not believe that market conditions had changed and the Topaz Driller notes were still fairly valued at their issuance price.

Note 3 – Acquisitions, page 58

5.	Comment. We note your disclosure indicating that in November 2008, you acquired from F3 Capital 45% of Mandarin Drilling Corporation for $190.0 million cash and warrants to purchase 1.98 million of your ordinary shares at $2.50 per share. We understand that in order for you to fund this purchase, F3 Capital exercised the 25 million warrants that it acquired from you as partial consideration for your June 2008 acquisition of OGIL; and that since the exercise of the warrants was contingent upon your agreement to fund the November 2008 acquisition and to issue additional warrants, you treated the transactions as one integrated transaction and calculated a fair value of $44.0 million.

Please expand your disclosure to identify the amounts ascribed to each component of consideration inherent in your June 2008 merger and the November 2008 acquisition. It should be clear how you determined the fair values.

U.S. Securities & Exchange Commission

September 24, 2010

Response: On June 12, 2008, the Company completed a business combination with Offshore Group Investment Limited, an entity owned by F3 Capital (“OGIL”), and Vantage Energy Services, Inc. (“VES”), as a result of which VES and OGIL became wholly owned subsidiaries of the Company (the “Combination”). OGIL’s assets consisted of (a) the construction and delivery contracts for four Baker Marine Pacific Class 375 ultra-premium jackup drilling rigs, (b) a purchase agreement with Mandarin Drilling Corporation (“Mandarin”) for the Platinum Explorer, an ultra-deepwater drillship, and (iii) an option for the purchase of the Titanium Explorer, a second ultra-deepwater drillship. The aggregate consideration of $331.0 million, plus closing adjustments, consisted of:

(i)	33,333,333 units of the Company valued at $275.0 million. Each unit consisted of one ordinary share and 0.75 warrants to purchase one ordinary share at an exercise price of $6.00 per share (such warrants were exercisable into an aggregate of 25,000,000 ordinary shares); and

(ii)	a promissory note issued by the Company in the amount of approximately $56.0 million and which was repaid at the closing in the amount of approximately $48.3 million.

The agreed value of the units was $8.25 per unit and was supported by the trading price of similar publicly traded VES units in the period before the announcement on the acquisition. In the thirteen days prior to the August 27, 2007 announcement, the VES units closed at $8.25 per unit for ten (10) of those thirteen days.

The Combination was accounted for in accordance with FASB ASC 805 and was disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The purchase agreement for the Platinum Explorer was for total consideration of $676.0 million and required the Company to make an installment payment of $194.8 million in September 2008. The Company pursued both debt and equity financings to fund these payment obligations, however, due to the poor capital and banking markets as a result of the global financial crises, the Company was unable to obtain debt or equity financing on acceptable terms. In September 2008, the Company made a partial payment of $32.0 million on the Platinum Explorer purchase obligation and began to negotiate a restructuring of the remaining obligations with F3 Capital.

In November 2008, the Company entered into a Share Sale and Purchase Agreement (the “SSPA”) to restructure the outstanding obligations for the Platinum Explorer. As a result, the Company acquired 45% of Mandarin for cash consideration of $149.8 million ($189.8 million, less the $32.0 million partial payment made in September 2008 and less a prior $8.0 million payment made in June 2008) and issuing warrants to purchase 1.98

U.S. Securities & Exchange Commission

September 24, 2010

million of the Company’s ordinary shares at $2.50 per share. In order for the Company to fund the cash consideration, F3 Capital agreed to exercise in installments the warrants to acquire 25.0 million ordinary shares which it received as partial consideration in the Combination. In April 2009, F3 Capital commenced exercising the warrants in installments and completed the exercises in November 2009. At the time of execution of the SSPA, the market value of the Company’s ordinary shares was approximately $1.31. The commitment by F3 Capital to exercise warrants for $6.00 per share, when the shares were trading at approximately $1.31 per share in the open market, was conditioned upon a reciprocal commitment that all of the proceeds from the exercise would be paid to F3 Capital as consideration for the SSPA. As the Company did not receive any net cash in the transaction resulting from the mutual commitments, the Company believed that the best estimate of the fair value for the transaction was the market value of the stock given as consideration.

As noted above, the cash consideration for the 45% interest in Mandarin was paid in a series of installments. Total accounting consideration for each installment was calculated based on the size of each installment and a trading price of $1.70 per ordinary share. As the SSPA was between related parties, the price agreed to was reasonable based on the five, seven and ten day average closing prices for the Company’s ordinary shares prior to the execution of the SSPA of $1.66, $1.69 and $1.72, respectively. The exercise of the warrants valued based on trading price of $1.70 per share yielded a fair value of $42.5 million. As each installment of existing warrants was exercised by F3 Capital, a proportionate number of new warrants was considered to be issued and were valued using the Black-Scholes model and market values on the applicable exercise date. The total value of the new warrants issued was approximately $1.5 million.

6.	Comment. Please disclose the manner by which you accounted for your 45% acquisition of Mandarin Drilling Corporation and the subsequent operations. Please also explain your rationale for the methodology applied.

Response. The only asset of Mandarin at the time of the Combination was the construction contract for the Platinum Explorer. In September 2007, Mandarin entered into a shipbuilding contract with a third party shipyard, Daewoo Shipbuilding & Marine Engineering Co. Ltd. for the construction of the Platinum Explorer. In connection with the Combination, the Company entered into a purchase agreement to acquire the Platinum Explorer from Mandarin. After efforts to obtain financing for the Platinum Explorer were unsuccessful, the Company agreed with F3 Capital to restructure its ownership interest in the Platinum Explorer through the purchase of a 45% ownership interest in Mandarin, as described in the response to Comment 5.

Prior to the execution of the SSPA, the Company had accounted for the costs associated with the Platinum Explorer, including allocated value per the initial OGIL acquisition, as an asset under construction. With the termination of the Platinum Explorer purchase agreement and pursuant to applicable accounting rules, the Company accounted for its ownership interest in Mandarin as an investment in a joint venture. The fair value of the consideration, both monetary and nonmonetary, given for the Company’s interest in Mandarin was recorded as an investment in Mandarin and was evaluated for impairment on an annual basis or upon a significant change in the financial condition of Mandarin.

U.S. Securities & Exchange Commission

September 24, 2010

As the Platinum Explorer is still under construction, Mandarin essentially has no operations or employees. The Company has a construction supervision agreement to oversee the construction of the Platinum Explorer and under that agreement is entitled to receive an annual fee and reimbursement for all direct costs incurred in the performance of construction oversight services. Mandarin was billed for these fees and costs and the portion attributable to F3 Capital’s 55% ownership percentage in Mandarin was recognized as revenue in the Company’s consolidated statement of operations through June 30, 2010. The Company’s 45% of the construction costs was recorded as additional investment in joint venture in its financial statements for the same period.

Note 5 – Shareholders’ Equity, Page 64

Ordinary Shares, page 64

7.	Comment. Please expand your disclosure to discuss the transaction that gave rise to your $79.8 million credit to additional paid-in capital in 2008 as shown on the line item Reclassification of ordinary shares subject to possible redemption on your Statement of Shareholders’ Equity on page 51, including the extent of any gain or loss recognized and the manner of accounting applied.

Response. Any stockholder of VES that held shares of common stock issued in VES’s initial public offering (the “IPO Stock”) and who voted against the Combination had the right to demand that VES convert their shares into a pro rata portion of the net proceeds from the initial public offering that had been deposited into a trust account, plus pro rata interest earned thereon, pending the consummation of the Combination. If the holders of more than 29.99% (or 10,346,550 shares) of the IPO Stock had voted against the Combination, and had demanded conversion of their shares into a pro rata portion of the trust account, then VES would not have been able to consummate the Combination. Based on the amount of cash held in the trust account as of March 31, 2008, without taking into account any interest or income taxes accrued after such date, a stockholder would have been entitled to convert each share of the IPO Stock into approximately $7.95 per share. In addition, VES would have been liquidated if a business combination was not consummated by May 24, 2009. In any liquidation, the net proceeds held in the trust account, plus any interest earned thereon, would have been distributed on a pro rata basis to the holders of the IPO Stock, other than the founders, who would not have shared in any such liquidation proceeds.

The Reclassification of Ordinary Shares subject to possible redemption reflects the fact that stockholders did not elect to convert their shares of the IPO Stock. The $79.8 million credit reflects the amount that was subject to possible redemption and which was reclassified afterwards in light of the failure of stockholders to elect conversion of their shares for this amount.

U.S. Securities & Exchange Commission

September 24, 2010

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Compensation Discussion and Analysis, page 10

8.	Comment. We note your disclosure in response to Item 402(s) of the Regulation S-K that “the fixed compensation structure and incentive programs focused on company-wide performance prevent us from having any group of employees or compensation structures that would be reasonably likely to have a material adverse effect on our operating results.” Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response. The Compensation Committee oversees the compensation programs for the Company, and as part of that process, the Compensation Committee ensures that the performance goals and metrics being used in the compensation plans and arrangements align the interest of executives with those of the Company’s shareholders and maximize performance while not causing excessive or inappropriate risks. The Compensation Committee considered the risks associated with the fixed compensation structure and incentive programs which make up the total compensation program which the Company offers to its executives. As part of the analysis, various factors were considered, including the goals used to determine annual cash incentive bonuses, the different types of compensation available, the terms of the equity awards made under its long term incentive plan, and the perquisites offered to expatriates working for the Company. As a result of this review, the Compensation Committee concluded the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and as a result, the Company concluded that no disclosure was required in response to Item 402(s) of Regulation S-K.

Annual Cash Incentive Awards, page 13

9.	Comment. Please disclose the actual quantitative targets used to determine your named executive officers’ incentive compensation. For example, you do not disclose the pre-established targets relating to your safety goals, which are focused on the maintenance of a “low” recordable incident rate. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also disclose each executive’s level of performance of each category.

Response. For fiscal year 2009, there were five measures for annual cash incentive awards for the Company’s executives. These measures were 1) departmental goals, 2)

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September 24, 2010

strategic goals, 3) safety goals, 4) financial goals and 5) individual goals. On page 13 and 14 of the 10-K/A and page 31 of the Proxy Statement, the quantitative performance targets for the financial goals, including earnings per share and EBITDA, are disclosed, as the Company does not believe disclosure of this information would cause competitive harm.

Departmental, strategic, and individual goals primarily relate to various organizational, operational, administrative and other matters that are important to the functioning and efficiency of the executive’s area of responsibility and are important for the accomplishment of the Company’s long-term strategic objectives. Where the goals are not quantitative, the extent to which the executive (other than the Chief Executive Officer) accomplishes or exceeds the goals is determined subjectively by the Chief Executive Officer and reviewed with the Compensation Committee, and the extent to which the Chief Executive Officer accomplishes or exceeds the goals is determined subjectively by the Compensation Committee. These judgments, considered together with the Compensation Committee’s judgment as to the complexity of the goals, are reflected in the amount of the executive’s bonus attributable to this measure.

The Company has amended the Proxy Statement to include additional information regarding each of the categories of goals and regarding the quantitative targets for the safety goals.

10.	Comment. Please explain in better detail each executive’s individual goal, disclose the executive’s level of achievement towards the individual goal and explain in better detail how an executive could achieve an individual goal above 100%.

Response. Please refer to the Company’s response to Comment 9 above regarding the individual goals for executives. The Company has also provided additional disclosure in the amended Proxy Statement regarding the goals of the Company’s executive officers, their level of achievement and how they could achieve in excess of 100%.

Director and Consultant Compensation Paid to John C.G. O’Leary, page 21

11.	Comment. Please provide the following information regarding the consulting agreement with Mr. O’Leary and the services provided by Strand Energy:

•	A detailed description of the services provided by Strand Energy;

•	Whether the monthly consulting fee paid to Strand Energy was negotiated on terms no less favorable than could have been obtained from a non-affiliated third party;

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September 24, 2010

•	Any explanation of why you decided to pay Mr. O’Leary a signing payment and why you decided to allow him to participate in your benefit and executive compensation program;

•	An explanation of why your CEO decided to establish an annual cash incentive award for Mr. O’Leary with a target of 80% of the consulting fee paid to Stand Energy;

•	A detailed explanation of why you determined to provide Mr. O’Leary with the salary, stock awards, and non-equity incentive plan compensation that you awarded; and

•	Whether the consulting agreement with Mr. O’Leary is on terms no less favorable than could have been obtained from a non-affiliated third-party.

Response. Strand Energy provides the Company with guidance on construction and engineering opportunities at shipyards around the world. Further, Strand Energy assists the Company by identifying rig contracting opportunities in drilling markets and collaborative alliances with strategic partners. Mr. O’Leary is the owner of Strand Energy and is well-known and respected in the industry, and serves on the board of directors of several public and private enterprises. Mr. O’Leary generates many business opportunity leads and advises the Company on acquisition opportunities and structures.

The Company believes that the monthly consulting fee paid to, and the terms of the consulting agreement with, Strand Energy are no less favorable than could have been obtained from a non-affiliated third party. The Company agreed to make a signing payment to Strand Energy in order to induce Mr. O’Leary to forego other business opportunities, including the termination of consulting services being provided to another offshore drilling company to instead focus his efforts on behalf of the Company. The Company determined that the payment fairly compensated Mr. O’Leary for the lost earnings opportunities related to the terminated agreement.

The Company chose to have Mr. O’Leary participate in its benefit and executive compensation programs in order to attract and retain his services as consultant to the Company. This participation was in lieu of the success fees typically paid to consultants. In effect, Mr. O’Leary fills the roles of an executive responsible for the Company’s business development and strategic planning roles. Without retaining Mr. O’Leary, the Company would have needed to recruit a senior executive for business development and possibly another for strategic planning roles. The Company believes it would have been difficult to find persons as capable as Mr. O’Leary for these roles.

The Company’s Chief Executive Officer, with input from the Board and on behalf of the Company, determined to provide Mr. O’Leary (i) an annual cash incentive award with a target of 80% of the consulting fee paid and (ii) the salary, stock awards and non-equity

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September 24, 2010

incentive plan compensation in the amounts so awarded, in order to align his compensation with the responsibilities and duties expected of him in the performance of the consulting services provided by Strand Energy. The Company considers Strand Energy’s consulting services in connection with business and strategic development for the Company to be commensurate with the skill, specialized knowledge and professional contacts possessed by the Company’s Chief Executive Officer and Chief Operating Officer. On this basis, and in line with the compensation arrangements for these other executive officers, the Company established Strand Energy’s annual cash incentive award, salary, stock awards and non-equity incentive plan compensation.

Additionally, as noted in the Company’s response to Comment 1, the Company will file the consulting agreement with Strand Energy as an exhibit to its next quarterly report on Form 10-Q or a current report on Form 8-K promptly after clearing the comments of the Staff.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition, page 23

Results of Operations, page 25

12.	Comment. You sometimes refer to two or more sources as components that contributed to a material change. For example, you state that the $28.2 million increase in reimbursable revenue is due to increased construction oversight and to the increased number of rigs operating in 2010. As another example, you state various reasons for the increase in general and administrative expenses and interest expense. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Response. The Company proposes to amend the 10-Q in response to this comment to include a revised results of operations for the quarter ended June 30, 2010 as set forth below:

“Results of Operations

The first of our jackup rigs was delivered in December 2008 and began operations under its initial contract in February 2009. Our second jackup rig completed construction in June 2009 and began operating under its first contract in August 2009. Our third jackup rig was delivered in September 2009, and commenced operations in January 2010. Our fourth jackup rig was delivered in December 2009 and began operating in March 2010.

Revenue: Revenue for the three months ended June 30, 2010 (the “Current Quarter”) increased $46.2 million over the comparable period of 2009. Contract drilling revenue totaled $48.4 million in the Current Quarter as compared to $15.5 million in the same

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period of 2009 primarily due to operation of four jackups for all of the second quarter of 2010 as compared to one jackup, the Emerald Driller, in 2009. The Sapphire Driller, Aquamarine Driller and Topaz Driller each earned approximately $11 million in contract drilling revenue during the Current Quarter, whereas all three were under construction and not earning revenue during the comparable period in 2009. We record reimbursements from customers for “rebillable” costs and expenses as revenue and the related direct costs as operating expenses. For the Current Quarter, reimbursable revenue was $15.5 million as compared to approximately $1.4 million for the same period of 2009. Approximately $12 million of this increase resulted from increased oversight activities on the construction projects, and $2 million related to the commencement of operations on the previously noted three jackups.

Revenue for the six months ended June 30, 2010 (the “Current Period”) was $126.6 million, a 2.5 times increase over the six months ended June 30, 2009. Contract drilling revenue increased $62.5 million to $87.8 million for the six months ended June 30, 2010, primarily due to the operation of four jackups for all or part of the period. In the first six months of 2009, we only operated one jackup rig. The Sapphire Driller, Aquamarine Driller and Topaz Driller earned $19.1 million, $26.2 million, and $12.3 million respectively in contract drilling revenue during the Current Period whereas none were operational during the comparable period in 2009. The $28.2 million increase in reimbursable revenue is due primarily to increased construction oversight activities, which contributed approximately $23.0 million to the increase, and to the increased number of rigs operating in 2010 as compared to 2009, which contributed the remaining $5.2 million increase. The increase in reimbursable revenue earned by the construction oversight projects is attributable to increased project support requirements, which are in turn rebilled back to our customers.

Operating expenses: For the Current Quarter, we incurred total operating expenses of approximately $40.7 million, which included $27.4 million of contract drilling services operating expenses related to the operations of our four jackup rigs and $13.3 million related to our construction oversight projects. The increased contract drilling expenses are due to the commencement of the Sapphire Driller, Aquamarine Driller and Topaz Driller operations, which contributed $7.5 million, $8.6 million and $5.4 million in operating expenses respectively. For the three months ended June 30, 2009, we incurred a total of approximately $10.0 million of operating expenses, which included $5.1 million related to our jackup rig operations on the Emerald Driller, and $4.9 million associated with our construction oversight projects and Singapore operations base.

Operating expenses for the Current Period were $71.4 million as compared to $15.6 million for the same period of 2009, an increase of $55.8 million. The increase is due primarily to the increased number of jackups operating in the Current Period as compared to the same period of 2009. All four of our jackups operated for all or part of the Current Period as compared to only one jackup operating in the first six months of 2009.

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September 24, 2010

Operating expenses for the Current Period included $44.7 million for contract drilling services and $26.7 million related to our construction oversight projects. Of our total operating expenses for the three and six months ended June 30, 2010, approximately $14.2 million and $26.5 million, respectively, was for reimbursable expenses.

General and administrative expenses: General and administrative expenses were approximately $4.9 million for the Current Quarter as compared to $4.1 million in the comparable period of 2009. For the Current Period, general and administrative expenses were $9.4 million as compared to $7.5 million for the comparable period in 2009, an increase of $1.9 million. This increase was primarily due to increased expenses of $1.1 million related to increased staffing levels to support our operations and to market our rig fleet on a worldwide basis, and approximately $800,000 for costs associated with establishing the necessary infrastructure of a public company.

Depreciation expense: Depreciation expense for the Current Quarter increased $6.3 million to $8.4 million as compared to the $2.1 million recognized in the three months ended June 30, 2009. For the Current Period depreciation expense was $15.8 million compared to $3.8 million for the six months ended June 30, 2009, an increase of $12 million. The increase in 2010 is primarily due to depreciating all four jackup rigs for all or a portion of the first six months of 2010 as compared to the first six months of 2009 when only the Emerald Driller was depreciated.

Interest expense: Interest expense for the three and six months periods ended June 30, 2010 increased $12.0 million and $19.2 million, respectively, over the same periods of 2009. The primary reasons for the increases were higher average levels of debt outstanding in 2010 as compared to 2009, higher average interest rates on debt in 2010 and lower capitalized interest amounts in 2010 as our jackup construction program was completed in the first quarter of 2010. Capitalized interest decreased $2.8 million, from $7.8 million in 2009 to $5.0 million in 2010.

Income tax expense: Income tax expense for the three and six months periods ended June 30, 2010 increased $7.4 million and $9.2 million, respectively, over the comparable periods of 2009. The increases are due to the increased number of jackups operating in multiple foreign jurisdictions in 2010 as compared to 2009, when only one jackup was operating. In some jurisdictions, we are subject to deemed profit tax schemes which are based on specified percentages of revenue rather than profits (losses) before tax. Our tax provision for the three and six months periods ended June 30, 2010 contains several adjustments, totaling approximately $5.0 million related to certain tax positions.”

13.

Comment. Explain in necessary detail how the various items contributed to the changes from period to period, and provide additional information with regard to other items you have not yet identified. Make clear for the reader how the various items contributed to the changes, and do not merely recite the numerical data in each case. For example,

U.S. Securities & Exchange Commission

September 24, 2010

explain why reimbursable revenue increased from $1.4 million for the three months ended June 30, 2009 to $15.5 million for the three months ended June 30, 2010. As another example, explain the reasons why your operating expenses increased during such period.

Response. The Company proposes to amend the 10-Q in response to this comment to include a revised results of operations for the quarter ended June 30, 2010 as set forth in the response to Comment 12.

Financial Statements

Note 3 – Acquisitions and Management and Construction Supervision Arrangements, page 12

Purchase of F3 Capital’s Interest in Mandarin and Issuance of F3 Capital Note, page 13

14.	Comment. We note your disclosure indicating that on July 6, 2010, you purchased from F3 Capital the remaining 55% interest in Mandarin Drilling Corporation for $139.7 million, consisting of $79.7 million in cash and a $60 million promissory note. Tell us your view on the applicability of FASB ASC 805-10-25-10 to your step acquisition of Mandarin and explain how your accounting compares.

Response. On July 6, 2010, the Company entered into the agreement to purchase the remaining 55% interest in Mandarin owned by F3 Capital. As this transaction was completed in the Company’s fiscal third quarter for 2010, the Company is currently still evaluating the applicable accounting literature, including FASB ASC 805-10-25-10, to determine the appropriate accounting treatment for the acquisition when it is recorded for the quarter ending September 30, 2010.

Preliminary Proxy Statement on Schedule 14A

General

15.	Comment. Please note that we will not clear comments on your preliminary proxy statement until you have complied with all of our comments above.

Response. The Company notes that it will not clear comments on the Proxy Statement until all other comments noted in this letter have been complied with.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

September 24, 2010

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown